November 1, 2019

JPMorgan Trust I

277 Park Avenue

New York, NY 10172

Dear Sirs:

J.P. Morgan Investment Management Inc. (“JPMIM”) and J.P. Morgan Private Investments Inc. (collectively, “JPMorgan Advisors”) hereby agree to waive fees owed to each JPMorgan Advisor for each Fund listed on Schedule A through October 31, 2020. The JPMorgan Advisors will waive fees by the amounts indicated on Schedule A.

In addition, effective with the commencement of operations of each Fund’s wholly-owned subsidiary (a “Subsidiary”), JPMIM agrees to waive the advisory fee it would be owed under each Fund’s advisory agreement in the amount equal to the advisory fee that JPMIM is paid by each Fund’s Subsidiary. This waiver does not apply to each Fund’s investments in affiliated money market funds made with cash received as collateral from securities lending borrowers. This waiver will continue as long as a Fund invests in its Subsidiary and can only be terminated with the approval of the Board of Trustees of JPMorgan Trust I.

The JPMorgan Advisors understand and intend that the Funds will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc.

By:

J.P. Morgan Private Investments Inc.

By:

Accepted by:
JPMorgan Trust I

By: Laura M. Del Prato
Treasurer

JPMorgan Access Funds Fee Waiver Agreement

SCHEDULE A

	J.P. Morgan Investment Management Inc.	J.P. Morgan Private Investments Inc.
JPMorgan Access Balanced Fund[1]	0.30%	0.30%
JPMorgan Access Growth Fund[1]	0.30%	0.30%

[1]	Fee waiver is in place through 10/31/20.